UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of December 2015

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on December 21, 2015: Jacada Call Center Solutions Chosen by One of the Largest BPOs in India to Enhance Customer Service Experience in a leading European Telecommunications Company

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	December 21, 2015
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Jacada Call Center Solutions Chosen by One of the Largest BPOs in India to Enhance Customer Service Experience in a leading European Telecommunications Company

Jacada product suite chosen to deliver a Unified Desktop Customer Support solution for contact center operations

ATLANTA--(BUSINESS WIRE)--December 21, 2015--Jacada, Inc., a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, today announced that its suite of contact center solutions has been chosen by one of the leading BPOs in India to enhance the customer service experience for a major European telecommunications company. The Jacada solution implementation includes Jacada’s Workspace Agent Desktop, Integration & Automation, and award winning Agent Scripting solutions. The solution suite was chosen to provide a unified desktop that ties together the company’s multiple desktop applications while providing agent guidance to complete the customer service technology suite.

The solutions are also being utilized to achieve efficiencies in customer service through reduced call times, improved customer experience, shortened agent training time, and increased management visibility into where agent problems or bottlenecks may occur. These functionalities are expected to greatly reduce inbound calls to tier one helpdesk support. Robotic automation will be utilized to automate the gathering of information from back end systems while creating a single front end to the company’s agents.

"With a growing number of European telecommunications companies in our client portfolio, we are proud to be chosen by a leading BPO to be able to assist this leading telecom provider in producing better customer service and ensuring that their consumers receive consistent, high-quality service,” states Guy Yair, Jacada Co-Chief Executive Officer. “Through strong partnerships and solid-innovative products, Jacada continues to show impressive ROI for our customers around the globe.”

About Jacada

Jacada solutions help organizations improve their customer experiences and reduce their operational costs. Jacada enables organizations to deliver advanced customer and agent interactions by implementing cutting‐edge mobile customer service and visual IVR solutions, agent desktops, and process optimization tools. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile, or at the retail store. Jacada projects often deploy in less than six months, and customers often realize a complete return on investment within 12 months of deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

CONTACT:
Jacada, Inc.
A. Lee Judge, 770-776-2326
Senior Digital Marketing Manager
ljudge@jacada.com

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